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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 26 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Main Street
(No. and Street)

San Francisco (City) California (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Egan (415) 667-9344 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

555 Mission Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph R. Martinetto, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Charles Schwab & Co., Inc. and subsidiaries (the Company) as of and for the year ended December 31, 2012 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client, except as follows:

Security accounts of principal officers and directors that are classified as client accounts (Debits $330 thousand, Credits $62 million)

State of California
County of San Francisco

Subscribed and sworn (or affirmed) before me on this 21st day of February, 2013, by JOSEPH R. MARTINETTO proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

Executive Vice President and Chief Financial Officer
Title

(Seal) HELEN AVERY DRAKE
COMM. #1874056
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Jan. 17, 2014

Signature Helen Avery Drake

Deloitte

CHARLES SCHWAB & CO., INC.

(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition
as of December 31, 2012 and
Independent Auditors' Report and
Supplemental Report on Internal Control

CHARLES SCHWAB & CO., INC.

(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition
as of December 31, 2012 and
Independent Auditors' Report and
Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934)

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Charles Schwab & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2013

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012 (In millions, except share and per share amounts)

Assets	
Cash and cash equivalents	$ 1,008
Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $19,325)	27,417
Receivables from brokers, dealers, and clearing organizations	297
Receivables from brokerage clients — net	13,378
Securities owned — at fair value	561
Equipment, office facilities, and property — net	609
Goodwill	428
Other assets	461
Total assets	$ 44,159
Liabilities, Subordinated Borrowings, and Stockholder's Equity	
Payables to brokers, dealers, and clearing organizations	$ 1,065
Payables to brokerage clients	39,330
Accrued expenses and other liabilities	937
Long-term debt	95
Total	41,427
Subordinated borrowings due to The Charles Schwab Corporation	315
Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	-
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	-
Additional paid-in capital	1,217
Retained earnings	1,200
Total stockholder's equity	2,417
Total liabilities, subordinated borrowings, and stockholder's equity	$ 44,159

See Notes to Consolidated Statement of Financial Condition.

CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
(Tabular amounts in millions, except option price amounts)

1. Organization and Nature of Business

Organization — Charles Schwab & Co., Inc. (Schwab) is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated financial statement includes Schwab and its wholly-owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with over 300 domestic branch offices in 45 states, as well as a branch in each of the Commonwealth of Puerto Rico and London, U.K. In addition, Schwab serves clients in Hong Kong through one of CSC's subsidiaries.

The Company is registered as a broker-dealer with the United States (U.S.) Securities and Exchange Commission (SEC), the fifty states, and the District of Columbia and Puerto Rico. Schwab is registered as an investment advisor with the SEC. Additionally, Schwab is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the commodity futures and commodities trading activities it conducts as an introducing broker. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, which in Schwab's case includes the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), NYSE Arca, and the Chicago Board Options Exchange. The primary regulators of Schwab are FINRA and, for municipal securities, the MSRB. The CFTC has designated the National Futures Association as Schwab's primary regulator for futures and commodities trading activities.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated financial statement. Certain estimates relate to valuation of goodwill, allowance for doubtful accounts, and legal and regulatory reserves. Actual results may differ from those estimates. Intercompany balances and transactions have been eliminated.

Securities Transactions

Clients' securities transactions are recorded on the date that they settle. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include deposits with banks and money market funds.

Cash and investments segregated and on deposit for regulatory purposes

Cash and investments segregated and on deposit for regulatory purposes include securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. Government and agency securities. Resale agreements are accounted for as collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. Schwab obtains control of collateral with a market value equal to or in excess of the principal

amount loaned and accrued interest under resale agreements. Collateral is valued daily by the Company, with additional collateral obtained to ensure full collateralization. Cash and investments segregated also include certificates of deposit and U.S. Government securities. Certificates of deposit and U.S. Government securities are recorded at fair value. Pursuant to applicable regulations, client cash balances that are not used for margin lending are generally segregated into investment accounts that are maintained for the exclusive benefit of clients.

Receivables from brokerage clients

Receivables from brokerage clients include margin loans to clients and are recorded net of an allowance for doubtful accounts. Receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

Securities owned

Securities owned are recorded at fair value based on quoted market prices.

Securities borrowed and securities loaned

Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded to ensure full collateralization.

Equipment, office facilities, and property

Equipment, office facilities, and property are recorded at cost net of accumulated deprecation and amortization of $1.7 billion at December 31, 2012, except for land, which is recorded at cost. Equipment and office facilities are depreciated on a straight-line basis over an estimated useful life of three to ten years. Buildings are depreciated on a straight-line basis over 20 to 40 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill

Goodwill represents the fair value of acquired businesses in excess of the fair value of the individually identified net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. In testing for a potential impairment of goodwill, management estimates the fair values of the Company's reporting unit (defined as the business for which financial information is available and reviewed regularly by management), and compares it to its carrying value. The estimated fair value of the reporting unit is established using a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of the reporting unit. As allowed by applicable accounting standards, the Company can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of the reporting unit exceeds its carrying value. The Company's annual impairment testing date is April 1st.

In testing for potential impairment of goodwill on April 1, 2012, the Company used a discounted cash flow model instead of the qualitative assessment methodology. As a result of this test, the fair value of the Company's reporting unit, as indicated by a discounted cash flow model, substantially exceeded its fair value and therefore management concluded that no amount of goodwill was impaired.

Guarantees

The Company recognizes, at the inception of a guarantee, a liability equal to the estimated fair value of the obligation undertaken in issuing the guarantee. The fair values of the obligations relating to standby letter of credit agreements (LOCs) are estimated based on fees charged to enter into similar agreements, considering the creditworthiness of the counterparties. The fair values of the obligations relating to other guarantees are estimated based on transactions for similar guarantees or expected present value measures.

Income taxes

The Company is included in the consolidated federal income tax return of CSC. It provides for income taxes on all transactions that have been recognized in the consolidated financial statement on a pro rata basis with CSC's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that Schwab has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and liabilities recorded at fair value

The Company uses the market and income approaches to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets. The Company's primary independent pricing service provides prices based on observable trades and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities. The Company does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts.

Financial instruments not recorded at fair value

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of financial instruments not recorded at fair value are described below. The Company's financial instruments not recorded at fair value but for which fair value can be approximated and disclosed include:

Cash and cash equivalents are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Cash and investments segregated and on deposit for regulatory purposes include cash and securities purchased under resale agreements. Securities purchased under resale agreements are short-term in nature and are backed by collateral that both exceeds the carrying value of the resale agreement and is highly liquid in nature. Accordingly, the carrying value approximates fair value.

Receivables from/payables to brokers, dealers, and clearing organizations are recorded at contractual amounts and historically have been settled at those values and are short-term in nature, and therefore approximate fair value.

Receivables from/payables to brokerage clients—net are recorded at contractual amounts and historically have been settled at those values and are short-term in nature, and therefore approximate fair value.

Financial instruments included in other assets primarily consist of cost method investments whose carrying values approximate their fair values.

Financial instruments included in accrued expenses and other liabilities consist of drafts payable and certain amounts due under contractual obligations, which are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Long-term debt includes a finance lease obligation recorded at carrying value, which approximates fair value.

Subordinated borrowings due to The Charles Schwab Corporation include subordinated notes payable to CSC. The fair value of Schwab's subordinated notes is estimated using an internal valuation model that is based on the borrowing rate applicable to CSC's publicly traded debt due to third parties. The carrying value approximates fair value.

(Tabular amounts in millions, except option price amounts)

Adoption of New Accounting Standards

Testing Goodwill for Impairment: In September 2011, the Financial Accounting Standards Board issued new guidance allowing companies to consider qualitative factors before performing a quantitative assessment when determining whether goodwill is impaired, which is effective for goodwill impairment tests performed after January 1, 2012. Specifically, there is no longer a requirement to perform the two-step goodwill impairment test unless the entity determines that based on qualitative factors, it is more likely than not that the fair value of the reporting unit is less than its carrying amount. The adoption of this new guidance did not have a material impact on the Company's financial position.

3. Receivables from Brokerage Clients

Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $11.4 billion at December 31, 2012. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated statement of financial condition.

4. Securities Owned

A summary of securities owned at December 31, 2012 is as follows:

Schwab Funds® money market funds	$	329
Equity and bond mutual funds		143
State and municipal debt obligations		48
Equity, U.S. Government and corporate debt, and other securities		41
Total securities owned	$	561

The Company's positions in Schwab Funds® money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Equity and bond mutual funds include inventory maintained to facilitate certain Schwab Funds and third-party mutual fund clients' transactions. State and municipal debt obligations, equity, U.S. Government and corporate debt, and other securities include securities held to meet clients' trading activities.

5. Other Assets

The components of other assets at December 31, 2012 are as follows:

Accounts receivable (1)	$	211
Deferred tax asset – net		76
Receivables from affiliates		72
Prepaid expenses		64
Interest and dividends receivable		15
Other		23
Total other assets	$	461

(1) Accounts receivable includes accrued service fee income.

(Tabular amounts in millions, except option price amounts)

6. Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers, and clearing organizations include securities loaned of $881 million at December 31, 2012. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

7. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts, which are included in payables to brokerage clients. Cash balances in interest-bearing brokerage client accounts were $31.6 billion at December 31, 2012.

8. Borrowings

Schwab maintains a $2.5 billion credit facility with CSC, which is scheduled to expire in December 2014. Borrowings under this facility do not qualify as regulatory capital for Schwab. There were no funds drawn under this facility at December 31, 2012.

A Schwab subsidiary has a finance lease obligation related to an office building and land under a 20-year lease. At December 31, 2012, the carrying value of the office building and land was $121 million. The remaining finance lease obligation of $95 million at December 31, 2012, is being reduced by a portion of the lease payments over the remaining lease term of 12 years. Schwab has not directly or indirectly guaranteed, endorsed or assumed the obligations or liabilities of the above mentioned Schwab subsidiary. Accordingly, Schwab does not consolidate the assets and liabilities of the subsidiary for purposes of its net capital computation.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of six banks totaling $842 million at December 31, 2012. CSC has direct access to $642 million of these credit lines. There were no borrowings outstanding under these lines at December 31, 2012.

To partially satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured standby LOCs with five banks in favor of the OCC aggregating $325 million at December 31, 2012. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2012, the aggregate face amount of these LOCs totaled $74 million. There were no funds drawn under any of these LOCs at December 31, 2012.

To manage its regulatory capital requirement, Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes and is scheduled to expire in March 2014. At December 31, 2012, there were $315 million of subordinated borrowings outstanding under this facility.

Subordinated borrowings are included in Schwab's net capital pursuant to SEC Rule 15c3-1 under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see note "16 – Regulatory Requirements").

(Tabular amounts in millions, except option price amounts)

9. Commitments and Contingencies

Operating leases and other commitments — Schwab has non-cancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a five-year lease agreement. The aggregate future minimum rental commitment under the lease is $2 million at December 31, 2012. The agreement includes five additional four-year extension options, which may be exercised at prevailing market rates.

Future annual minimum rental commitments under these leases, including the commitment on the lease agreement with an affiliate, net of contractual subleases, at December 31, 2012, are as follows:

	Operating Leases	Subleases	Net
2013	$ 83	$ 1	$ 82
2014	70	1	69
2015	59	1	58
2016	49	1	48
2017	43	1	42
Thereafter	105	-	105
Total	$ 409	$ 5	$ 404

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor.

Purchase obligations — The Company has purchase obligations for services such as advertising and marketing, telecommunications, professional services, and hardware- and software-related agreements. At December 31, 2012, the Company has purchase obligations as follows:

2013	$ 143
2014	98
2015	33
2016	7
2017	-
Thereafter	2
Total	$ 283

Guarantees — Schwab has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. Schwab partially satisfies the margin requirements by arranging unsecured standby LOCs, in favor of the clearing houses, which are issued by multiple banks. At December 31, 2012, the aggregate face amount of these LOCs totaled $325 million. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2012, the aggregate face amount of these LOCs totaled $74 million. There were no funds drawn under any of these LOCs at December 31, 2012.

Schwab also provides guarantees to securities clearing houses and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. Schwab's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for Schwab to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

Legal contingencies — The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Described below are certain matters in which there is a reasonable possibility that a material loss could be incurred or where the matter may otherwise be of significant interest to clients. With respect to all other pending matters, based on current information and consultation with counsel, it does not appear that the outcome of any such matter could be material to the financial condition of the Company. However, predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; potential opportunities for settlement and the status of any settlement discussions; and potential insurance coverage and indemnification. Often, as in the case of the Auction Rate Securities Regulatory Inquiries described below, it is not possible to reasonably estimate potential liability, if any, or a range of potential liability until the matter is closer to resolution - pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

Auction Rate Securities Regulatory Inquiries: Schwab has been responding to industry wide inquiries from federal and state regulators regarding sales of auction rate securities to clients who were unable to sell their holdings when the normal auction process for those securities froze unexpectedly in February 2008. On August 17, 2009, a civil complaint was filed against Schwab in New York state court by the Attorney General of the State of New York (NYAG) alleging material misrepresentations and omissions by Schwab regarding the risks of auction rate securities, and seeking restitution, disgorgement, penalties and other relief, including repurchase of securities held in client accounts. As reflected in a statement issued August 17, 2009, Schwab has responded that the allegations are without merit, and has been contesting all charges. By order dated October 24, 2011, the court granted Schwab's motion to dismiss the complaint with prejudice. The NYAG has appealed to the Appellate Division, where the case is currently pending.

10. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk, or Market Risk

Securities lending — Schwab, where permitted, loans client securities temporarily to other brokers in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may

(Tabular amounts in millions, except option price amounts)

cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. The fair value of client securities pledged in securities lending transactions to other broker-dealers was $850 million at December 31, 2012. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales by clients. The fair value of these borrowed securities was $113 million at December 31, 2012.

Client trade settlement — Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending — Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts and may be liable for the margin requirement of its client margin securities transactions. As clients write options or sell securities short, Schwab may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is insufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, Schwab monitors required margin levels and requires clients to deposit additional collateral, or reduce positions to meet minimum collateral requirements.

Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. Under these regulations, Schwab was allowed to pledge securities with a fair value of $16.9 billion at December 31, 2012. The fair value of client securities pledged to fulfill the short sales of its clients was $1.2 billion at December 31, 2012. The fair value of client securities pledged to fulfill Schwab's proprietary short sales, which resulted from facilitating clients' dividend reinvestment elections, was $109 million at December 31, 2012. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The fair value of these pledged securities was $10 million at December 31, 2012. Schwab may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The fair value of these pledged securities to the OCC was $1.7 billion at December 31, 2012.

Resale and repurchase agreements — Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty fails to purchase the securities held as collateral for the cash advanced and the fair value of the securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a fair value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2012, the fair value of collateral received in connection with resale agreements that are available to be repledged or sold was $19.7 billion. Schwab utilizes the collateral provided under repurchase agreements to meet obligations under broker-dealer client protection rules, which place limitations on its ability to access such segregated securities. For Schwab to repledge or sell this collateral, it would be required to deposit cash and/or securities of an equal amount into its segregated reserve bank accounts in order to meet its segregated cash and investment requirement.

(Tabular amounts in millions, except option price amounts)

Concentration risk — Schwab has exposure to concentration risk when holding large positions of financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry.

The Company also has exposure to concentration risk from its margin and securities lending activities collateralized by securities of a single issuer or industry. This concentration risk is mitigated by collateral arrangements that require the fair value of such collateral exceeds the amounts loaned.

Schwab has indirect exposure to U.S. government and agency securities held as collateral to secure its resale agreements. Schwab's primary credit exposure on these resale transactions is with its counterparty. Schwab would have exposure to the U.S. government and agency securities only in the event of the counterparty's default on the resale agreements. The fair value of U.S. government and agency securities held as collateral for resale agreements totaled $19.7 billion at December 31, 2012.

11. Fair Value of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see note "2 – Summary of Significant Accounting Policies". The Company did not transfer any assets or liabilities between Level 1 and Level 2 during 2012. In addition, the Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2012.

Financial Instruments Recorded at Fair Value

The following table presents the fair value hierarchy for assets measured at fair value as of December 31, 2012. Liabilities recorded at fair value were not material, and therefore are not included in the following table.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Cash equivalents:				
Money market funds	$ 400	$ -	$ -	$ 400
Investments segregated and on deposit for regulatory purposes:				
Certificates of deposit	-	2,976	-	2,976
U.S. Government securities	-	1,767	-	1,767
Total investments segregated and on deposit for regulatory purposes	-	4,743	-	4,743
Securities owned:				
Schwab Funds® money market funds	329	-	-	329
Equity and bond mutual funds	143	-	-	143
State and municipal debt obligations	-	48	-	48
Equity, U.S. Government and corporate debt, and other securities	2	39	-	41
Total securities owned	474	87	-	561
Total	$ 874	$ 4,830	$ -	$ 5,704

(Tabular amounts in millions, except option price amounts)

Financial Instruments Not Recorded at Fair Value

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of financial instruments not recorded at fair value are also described in note "2—Summary of Significant Accounting Policies". There were no significant changes in these methodologies or assumptions during 2012. The following table presents the fair value hierarchy for financial instruments not recorded at fair value at December 31, 2012:

	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets:					
Cash and cash equivalents	$ 608	$ -	$ 608	$ -	$ 608
Cash and investments segregated and on deposit for regulatory purposes	22,670	-	22,670	-	22,670
Receivables from brokers, dealers, and clearing organizations	297	-	297	-	297
Receivables from brokerage clients – net	13,374	-	13,374	-	13,374
Other assets	9	-	9	-	9
Total	$ 36,958	$ -	$ 36,958	$ -	$ 36,958
Liabilities:					
Payables to brokers, dealers, and clearing organizations	$ 1,065	$ -	$ 1,065	$ -	$ 1,065
Payables to brokerage clients	39,330	-	39,330	-	39,330
Accrued expenses and other liabilities	43	-	43	-	43
Long-term debt	95	-	95	-	95
Subordinated borrowings due to The Charles Schwab Corporation	315	-	311	-	311
Total	$ 40,848	$ -	$ 40,844	$ -	$ 40,844

12. Related-Party Transactions

Certain related-party transactions between Schwab, CSC and its affiliates are described below.

Schwab provides administrative services for Charles Schwab Investment Management, Inc., a subsidiary of CSC, and other affiliates.

Schwab pays management fees to affiliates for recordkeeping and administrative services. Clients of other affiliates transact certain brokerage business with Schwab, and Schwab pays these affiliates a percentage of the commission and fee revenues generated from such business.

Schwab provides technology, support, and other services to Charles Schwab Bank (Schwab Bank), a subsidiary of CSC, and other affiliates.

Schwab pays rent to an affiliate for a data center.

(Tabular amounts in millions, except option price amounts)

CSC has assumed Schwab's responsibilities and obligations under a real estate lease for property principally used by CSC, in which Schwab is the lessee.

Receivables from affiliates were $72 million at December 31, 2012 and are included in other assets. Payables to affiliates including the effects of the transactions listed above were $89 million at December 31, 2012 and are included in accrued expenses and other liabilities. Payables to affiliates are payable on demand.

Schwab enables clients to sweep excess cash held in brokerage accounts into deposit accounts at Schwab Bank. At December 31, 2012, these sweep deposit balances totaled $56.9 billion.

13. Retirement Plan

Upon completing three months of consecutive service, employees of Schwab may participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

14. Stock Incentive Plans – Consolidated CSC Information

Employees, officers, and directors of Schwab participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2012, CSC was authorized to grant up to 45 million common shares under its existing stock incentive plans. Additionally, at December 31, 2012, CSC had 43 million shares reserved for future issuance under its employee stock purchase plan.

As of December 31, 2012, there was $191 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock options, restricted stock awards, and restricted stock units, which is expected to be recognized through 2016 with a remaining weighted-average service period of 2.8 years.

Stock Option Plan

Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to five-year period from the date of grant. Certain options were granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

(Tabular amounts in millions, except option price amounts)

CSC's stock option activity is summarized below:

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	58	$ 16.20		
Granted	11	$ 13.51		
Exercised	(4)	$ 10.81		
Forfeited	(2)	$ 13.99		
Expired	(6)	$ 16.80		
Outstanding at December 31, 2012	57	$ 16.04	6.70	$ 39
Vested and expected to vest at December 31, 2012	54	$ 16.16	6.59	$ 36
Vested and exercisable at December 31, 2012	31	$ 17.73	5.11	$ 13

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on stock options granted and exercised during 2012 is presented below:

Weighted-average fair value of options granted per share	$ 4.07
Cash received from options exercised	$ 35
Tax benefit realized on options exercised	$ 1
Aggregate intrinsic value of options exercised	$ 9

Management uses a binomial option pricing model to estimate the fair value of options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term similar to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate the probability of future option exercises. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model presented below. The assumptions used to value CSC's options granted during 2012 and their expected lives were as follows:

Weighted-average expected dividend yield	.99%
Weighted-average expected volatility	31%
Weighted-average risk-free interest rate	1.8%
Expected life (in years)	3.0 – 6.7

Restricted Stock Units

Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period. Restricted stock units are restricted from transfer or sale and generally vest annually over a three- to five-year period, while some vest based upon CSC achieving certain financial or other measures. The fair value of restricted stock units is based on the market price of CSC's stock on the date of grant. The grant date fair value is amortized to

(Tabular amounts in millions, except option price amounts)

compensation expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock units that vested during 2012 was $30 million.

CSC's restricted stock units activity is summarized below:

	Restricted Stock Units	
	Number of Units	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2011	8	$ 13.23
Granted	6	$ 13.60
Vested	(2)	$ 13.55
Forfeited	(1)	$ 13.29
Outstanding at December 31, 2012	11	$ 13.34

15. Taxes on Income

The Company's tax liability excludes the excess tax benefits from the exercise of stock options and the vesting of restricted stock awards. The excess tax benefits, which otherwise would, for accounting purposes, provide a reduction of income taxes payable, are remitted to CSC through the payables to affiliates pursuant to the provisions of the Company's tax sharing arrangement.

Net deferred tax assets of $76 million at December 31, 2012 were comprised of deferred tax assets of $183 million, offset by deferred tax liabilities of $107 million. Deferred tax assets are primarily attributable to employee compensation, severance and benefits of $142 million and facilities lease commitments of $35 million. Deferred tax liabilities are primarily attributable to capitalized internal-use software development costs of $50 million and depreciation and amortization of $47 million. The Company determined that no valuation allowance against deferred tax assets at December 31, 2012 was necessary.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2012	$ 8
Additions for tax positions related to the current year	1
Additions for tax positions of related to prior years	1
Reductions due to lapse of statute of limitations	(2)
Balance at December 31, 2012	$ 8

Federal tax examinations for all years ending through December 31, 2007, have been completed. The years open to examination by state and local governments vary by jurisdiction.

16. Regulatory Requirements

Schwab is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Schwab computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires

(Tabular amounts in millions, except option price amounts)

the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by Schwab. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2012, 2% of aggregate debit balances was $297 million, which exceeded the minimum dollar requirement for Schwab of $250,000. At December 31, 2012, Schwab's net capital was $1.4 billion (9% of aggregate debit balances), which was $1.1 billion in excess of its minimum required net capital and $623 million in excess of 5% of aggregate debit balances.

Schwab is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 and/or other applicable regulations, which requires Schwab to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. In accordance with Rule 15c3-3, Schwab had portions of its cash and investments segregated for the exclusive benefit of clients at December 31, 2012. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2012 was $28.2 billion. On January 3, 2013, the Company deposited a net amount of $1.2 billion of cash into its segregated reserve bank accounts.

Certain broker-dealers have chosen to maintain brokerage client accounts at Schwab. To allow these broker-dealers to classify their assets held by Schwab as allowable assets in their computation of net capital, Schwab has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB reserve requirement). Schwab had a portion of its cash and investments segregated to meet its PAIB reserve requirement at December 31, 2012.

17. Geographic Concentration

At December 31, 2012, 23% of Schwab's total client accounts were located in California.

18. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2012, through the date the consolidated statement of financial condition was filed with the SEC. Based on this evaluation, other than as recorded or disclosed within this consolidated statement of financial condition and related notes, the Company has determined none of these events were required to be recognized or disclosed.

****

Deloitte.

Deloitte & Touche LLP
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February 21, 2013

Charles Schwab & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 21, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu